SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from __________ to __________


                        COMMISSION FILE NUMBER: 000-22433

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                            BRIGHAM, INC. 401(K) PLAN


B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           BRIGHAM EXPLORATION COMPANY
                            6300 BRIDGE POINT PARKWAY
                             BUILDING TWO, SUITE 500
                               AUSTIN, TEXAS 78730

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


                            BRIGHAM, INC. 401(K) PLAN

                                 1999 FORM 11-K

                                                                            PAGE

REQUIRED INFORMATION

   ITEM 4. Unaudited Financial Statements And Schedules Prepared in Accordance With ERISA

           Statements of Net Assets Available for Plan Benefits as of
             December 31, 1999 and 1998.....................................   1

           Statement of Changes in Net Assets Available for Plan
             Benefits for the Year Ended December 31, 1999..................   2

           Notes to Financial Statements....................................   3

           Supplemental schedule:
             Schedule H, Line 4i - Assets Held for Investment Purposes
               at End of Year...............................................   6

SIGNATURE ..................................................................   7

                            BRIGHAM, INC. 401(K) PLAN
                       STATEMENTS OF NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS
                                   (Unaudited)

                                                                 December 31,
                                                         --------------------------
                                                             1999          1998
                                                         -----------  -------------
Assets

     Investments at fair value:
        *Aetna Bond VP                                   $     --     $   40,092
        *Aetna Ascent VP                                       --         64,480
        *Fidelity VIP Equity-Income Portfolio                  --         93,592
        *PPI T. Rowe Price Growth Equity Portfolio             --         73,051
        *Janus Aspen Growth Portfolio                          --         74,461
        *Janus Aspen Aggressive Growth Portfolio               --        116,764
        *Janus Aspen Worldwide Growth Portfolio                --         58,036
        *Fidelity VIP II Contrafund Portfolio                  --         91,090
        *BT Investment International                         69,971         --
        *Janus Worldwide Fund                                85,368         --
        *Fasciano Fund                                       94,675         --
        *Janus Twenty Fund                                  371,706         --
        *Dreyfus Appreciation                               178,556         --
        *Dreyfus S&P 500 Index Fund                          65,218         --
        *Pimco Total Return                                  76,191         --
        *Schwab Institutional Money Market                   54,278         --
        Other investments                                    42,596      113,323
        Loans to participants                               105,319       38,546
        Common stock of Brigham Exploration Company          32,533         --
                                                         ----------   ----------
                    Total investments                     1,176,412      763,434
                                                         ----------   ----------
     Receivables:
        Participants' contributions                           3,663        8,936
        Other                                                 1,041          354
                                                         ----------   ----------
                    Total receivables                         4,704        9,289
                                                         ----------   ----------
                                                         ----------   ----------
Net assets available for plan benefits                   $1,181,115   $  772,723
                                                         ==========   ==========

* Denotes investments greater than 5% of net assets available for plan benefits.

              See accompanying notes to the financial statements.

                            BRIGHAM INC. 401(K) PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS
                                   (Unaudited)

                                                                     Year Ended
                                                                    December 31,
                                                                        1999
                                                                    ------------

Additions to net assets attributed to:
      Net appreciation (depreciation) in fair value                 $   171,257
      Dividends                                                          34,773
      Interest                                                            5,306
                                                                    -----------
               Total investment income                                  211,336
                                                                    -----------
      Contributions:
           Participants                                                 221,086
                                                                    -----------
               Total additions                                          432,422
                                                                    -----------

Deductions from net assets attributed to:
      Benefits distributed to participants                               21,988
      Administrative and trustee fees                                     3,093
      Other                                                              (1,051)
                                                                    -----------
               Total deductions                                          24,030
                                                                    -----------
Increase in net assets available for plan benefits                      408,392
Net assets available for plan benefits at beginning of year             772,723

                                                                    -----------
Net assets available for plan benefits at end of year               $ 1,181,115
                                                                    ===========

                 See accompanying notes to financial statements.

                            BRIGHAM, INC. 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF THE PLAN

     The following description of the Brigham, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan provisions, a copy of which is available from Brigham, Inc. (the "Company").

     GENERAL

     The Plan is a successor to the Brigham Oil & Gas, L.P. 401(k) Plan which was originally effective as of September 19, 1996. Effective January 1, 1998, Brigham Oil & Gas, L.P. assigned its sponsorship of the Plan to Brigham, Inc. and the Plan's name was changed to the Brigham, Inc. 401(k) Plan. Effective January 1, 1999, the Plan was restated concurrent with a change in the Plan's third-party administrator and trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA").

     The Plan is a defined contribution plan created for the benefit of the employees of the Company. The Plan covers all employees who are 21 years of age and have completed six months of service. Employees may enroll in the Plan on the first day of January, April, July or October of each year.

     The Plan is administered by the Company, who has appointed Invesmart, Inc. (formerly Plan Data, Inc.) as a third party administrator. The Plan's assets are held by a trust fund administered by The Charles Schwab Trust Company.

     CONTRIBUTIONS

     A participant may contribute a portion of his/her pre-tax compensation in amounts up to the maximum deferral permitted under the Internal Revenue Code. For 1999, this limit was the lesser of 25% or $10,000. At its discretion and to be determined annually, the Company may make matching contributions to the Plan. The Company may also make an additional annual, discretionary profit sharing contribution. For 1999, the Company made no discretionary contributions.

     INTERFUND TRANSFERS

     Participants may change their percentage contributions once per calendar quarter on Plan enrollment dates. Participants may change fund allocations as frequently as desired and at any time.

     VESTING

     Plan participants are fully vested at all times in their participant contributed assets. The Plan provides for vesting of assets contributed by the Company of 20% after two years of service and 20% additional vesting for each additional year of service thereafter until the sixth year, at which time the employer contributed assets are fully vested. Participants are automatically fully vested in their accounts upon retirement, disability or death, as defined in the Plan.

                            BRIGHAM, INC. 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS


     BENEFIT PAYMENTS

     Plan participants may receive a lump sum payment of all vested benefits upon retirement, disability, death or termination of employment. A participant may also make hardship withdrawals, subject to certain rules and restrictions, from the vested portion of his/her account.

     PARTICIPANT LOANS

     The Plan includes a provision that permits participants to borrow a minimum of $1,000 and up to the lesser of 50% of the value of the vested portion of their Plan assets or $50,000. The loans are payable through payroll deductions in principal installments plus interest at prime plus 2% through payroll deductions. General purpose loans are due over terms up to 5 years. Primary residence loans are due over terms up to 30 years.

     ADMINISTRATIVE EXPENSES

     Costs and expenses incurred in administering the Plan, excluding certain fees and expenses of the trustee and investment manager, are paid by the Company.

2.   ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The accompanying financial statements have been prepared on the accrual basis of accounting. The trustee holds and manages the funds and distributes cash to the Plan participants.

     The assets of the Plan are invested in separate funds managed by independent registered investment advisors and/or in Brigham Exploration Company stock.

     VALUATION OF INVESTMENTS

     Short term investments and loans to participants are stated at cost, which approximates fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                            BRIGHAM, INC. 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS


     THE USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

     RECENT ACCOUNTING PRONOUNCEMENTS

     On September 15, 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, ACCOUNTING FOR AND REPORTING OF CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS ("SOP 99-3") which, among other things, eliminated previous requirements for defined contribution plans to present plan investments by general type for participant-directed investment programs and to disclose participant -directed investment programs. SOP 99-3 is effective for financial statements for Plan years ending after December 15,1999. Accordingly, the accompanying financial statements do not include details of the Plan's participant-directed investment programs.

3.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

4.   INCOME TAX STATUS

     Management believes that the Plan is qualified under Section 401(a) of the Internal Revenue Code and is therefore exempt from taxation under Section
     501. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

     Management is unaware of any variations in the operation of the Plan from the terms of the Plan documents. The Plan has complied with the fidelity bonding requirement of ERISA.

                           BRIGHAM, INC. 401(k) PLAN
                       SCHEDULE H, LINE 4(i) - ASSETS HELD
                     FOR INVESTMENT PURPOSES AT END OF YEAR
                                   (Unaudited)

                        INVESTMENTS AT DECEMBER 31, 1999


   IDENTITY OF ISSUE, BORROWER,                  DESCRIPTION OF                CURRENT
     LESSOR OR SIMILAR PARTY                      INVESTMENT                    VALUE

*Brigham Exploration Company                Common stock                      $ 32,533

Stock Liquidity Fund                        Cash                              $     11

BT Investment International                 International stock mutual fund   $ 69,971

Janus Worldwide Fund                        Stock mutual fund                 $ 85,368

Fasciano Fund                               Stock mutual fund                 $ 94,675

Janus Twenty Fund                           Stock mutual fund                 $371,706

MFS Massachusetts Invest. Growth Fund       Stock mutual fund                 $  2,537

Dreyfus Appreciation                        Stock mutual fund                 $178,557

Safeco Equity No-Load                       Stock mutual fund                 $ 40,048

Dreyfus S&P 500 Index Fund                  Stock mutual fund                 $ 65,218

Pimco Total Return                          Bond/fixed income mutual fund     $ 76,191

*Schwab Institutional Money Market          Money market mutual fund          $ 54,278

Participant Loans                           Due April 15, 2000 through        $105,319
                                            September 15, 2019 at
                                            8.75% - 10.5%

*Indicates party in-interest

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

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                        BRIGHAM, INC. 401(K) PLAN




Date: June 28, 2000                     By: /s/ David T. Brigham
                                            ------------------------------------
                                            David T. Brigham
                                            Vice President

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